Pearlman & Pearlman LLC
Charles B. Pearlman Charlie@pearlmanlawgroup.com 954-980-5949	P.O. Box 460266 Fort Lauderdale, Florida 33346	Brian A. Pearlman Brian@pearlmanlawgroup.com 954-632-4564

December 30, 2009

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Edward M. Kelly, Esq., Senior Counsel

Re:

Divine Skin, Inc.

Registration Statement on Form S-1

Filed December 2, 2009

File No. 333-163449

Dear Sirs:

On behalf of Divine Skin, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 28, 2009. Each of our responses has been numbered to be consistent with the Comments on the Comment Letter. In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

General

Comment 1.

Information in the calculation of registration fee table that Divine Skin is registering an aggregate of 9,955,096 shares of common stock and tabular disclosures in the “Selling Shareholders” section that Divine Skin is registering an aggregate of 9,955,096 shares of common stock, including 2,855,096 shares of common stock issued to seven Regulation S private placement investors, 7,074,000 shares of common stock issued or to be issued to eight service providers, and 26,000 shares of common stock issued to 13 private placement investors are inconsistent with disclosures on pages 2 and 23 that divine Skin issues or will issue an aggregate of 9,907,096 shares of common stock, including 4,833,096 shares of common stock to 14 accredited investors and nine non-U.S. persons in private placements, 3,074,000 shares of common stock to nine service providers, and 2,000,000 shares of common stock to a consultant upon exercise of a warrant.  Please reconcile the disclosures.

Securities and Exchange Commission

December 30, 2009

Response:

The registration statement has been revised throughout to reconcile the disclosure that:  (1) 4,855,096 shares were issued to nine Regulation S investors; (2) 3,072,000 shares were issued to eight service providers (including 3,000,000 shares pursuant to the terms of a distribution agreement with Gamma Investors); and (3) 28,000 shares were issued to 14 private placement investors.  The selling shareholder table reflects 13 investors and 26,000 shares under the “Section 4(2) Private Placement Investors” because 2,000 shares purchased by Abner Silva (and held under Whitestone Group, Inc.) are included under Mr. Silva’s ownership interests disclosed under “Service Providers”.  See Footnote (2).  The selling shareholder table also reflects 7 shareholders and 2,855,096 shares under “Regulation S Private Placement Investors” because 2,000,000 shares held by Ezio da Fonseca and Gamma Investors are reflected under “Service Providers”.  See Footnote (1).  Also, reference to 4,833,096 shares was a typographical error.  The correct number of total shares issued under the private placements was 4,883,096.

Comment 2.

The disclosures on pages 2 and 23 that Divine Skin issued or will issue an aggregate of 9,907,096 shares of common stock, including 4,833,096 shares of common stock to 14 accredited investors and nine non-U.S. persons in private placements, 3,074,000 shares of common stock to nine service providers, and 2,000,000 shares of common stock to a consultant upon exercise of a warrant are inconsistent with information under “Recent Sales of Unregistered Securities” on page II-1 that Divine Skin issued or will issue an aggregate of 9,957,096 shares of common stock, including 2,000,000 shares of common stock to a consultant upon exercise of a warrant, 4,855,096 shares of common stock to nine foreign investors, 74,000 shares of common stock to nine service providers, 3,000,000 shares of common stock to a distributor, and 28,000 shares of common stock to 14 investors.  Additionally, disclosures in the second paragraph on page 37 and in the sixth paragraph on page 41 state that Divine Skin issued 4,855,096 shares of common stock to five foreign investors, and disclosure in the third paragraph on page 37 states that Divine Skin issued 74,000 shares of common stock to seven service providers.  Please reconcile the disclosures.

Response:

The registration statement has been revised throughout to reconcile disclosure.  See response to Comment 1 above.  Reference to 4,833,096 shares was a typographical error.  The correct number of total shares issued under the private placements was 4,883,096.  The disclosure on page II-1 reflects that 74,000 shares were issued to eight service providers; however, 2,000 shares issued to one service provider were subsequently cancelled.

Risk Factors, page 5

Comment 3.

We note the statements “The risks and uncertainties described below are not the only ones facing the Company.  Additional and risks and uncertainties not presently known to the Company or that the Company currently believes are immaterial may also impair the Company’s business operations.”  Since Divine

Securities and Exchange Commission

December 30, 2009

Skin is required to disclose all risk factors that it believes are material at this time, please delete the statements.

Response:

The statements have been deleted.

Security Ownership of Certain Beneficial Owners and Management, page 34

Comment 4.

In footnote (4), please disclose the natural person having investment control over the shares held by Gamma Investors.

Response:

The footnote has been revised to disclose the natural person having investment control.

Preferred Stock, page 35

Comment 5.

We assume that the phrase “as of the date of this Form 10” in the first paragraph is inadvertent.  Please delete.

Response:

The phrase “Form 10” has been replaced with “prospectus”.

Plan of Distribution, page 40

Comment 6.

Please replace the sentence “These sales may be at fixed or negotiated prices” in the first paragraph so that it reads “The selling stockholders will offer their shares at $0.25 per share until the shares are quoted on the OTC Bulletin Board and after that a prevailing market prices or privately negotiated prices.”

Response:

The sentence has been replaced as provided above.

Signatures, Page II-5

Comment 7.

Divine Skin’s controller or principal accounting officer also must sign the registration statement.  Further, any person who occupies more than one of the specified positions, for example, principal officer and controller or principal financial officer, must indicate each capacity in which he signs the report.  Please see the instructions for signatures on Form S-1, and revise the signature page of future filings accordingly.

Response:

The signature page has been revised to provide the signature of the Company’s principal accounting officer and to clarify the capacities in which Mr. Khesin is signing the registration statement.

Exhibit Index

Comment 8.

Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response:

The registration statement has been revised to include an exhibit index.

Securities and Exchange Commission

December 30, 2009

Exhibit 5.1

Comment 9.

We note that Divine Skin will file by amendment to the registration statement the legal opinion.  Please allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

Response:

The Company acknowledges the Staff’s request.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman
FOR THE FIRM

BAP/sm